UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 28, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	July 28, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE 08-19-TC

For Immediate Release:	July 25, 2008

GLOBAL COPPER SHAREHOLDERS APPROVE TECK COMINCO TRANSACTION

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] (“Teck”) announced today that shareholders of Global Copper Corp. have voted to approve the previously announced plan of arrangement under which Teck Cominco will acquire all of the shares of Global. Global’s principal asset is the Relincho copper project in Chile. Substantially all of Global’s other assets, including Global’s interest in the Taca Taca and San Jorge properties in Argentina, a specified amount in cash and a 1.5% net smelter return royalty in respect of the Relincho project will be transferred to Lumina Copper Corp., the shares of which are to be distributed to Global shareholders under the arrangement.

About Teck Cominco

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com .

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com